April 2, 2024

Via EDGAR

Michael Purcell
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:          Volato Group, Inc.
Registration Statement on Form S-1
Filed January 12, 2024
File No. 333-276479

Womble Bond Dickinson (US) LLP

2001 K Street, NW
Suite 400 South
Washington, DC 20006

t: 202.467.6900
f: 202.467.6910

Reid Avett Partner Direct Dial: 202-857-4425 E-mail: reid.avett@wbd-us.com

Dear Mr. Purcell:

On behalf of our client, Volato Group, Inc. (referred to herein as “we” or the “Company”), set forth below are the Company’s responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 28, 2024 with respect to the filing referenced above.

Contemporaneously, we are filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”), reflecting the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1
Risk Factors
Risks Related to Being a Public Company
Sales of Common Stock, or the perception of such sales, by us or the Selling Stockholders...,

1. We note your response to prior comment 3 and reissue in part. Please revise your disclosure to detail that even though the current trading price is below the SPAC IPO price, the holders of the Founder’s Shares may have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 22 of Amendment No. 2 in response to the Staff’s comment.

Womble Bond Dickinson (US) LLP is a member of Womble Bond Dickinson (International) Limited, which consists of independent and autonomous law firms providing services in the US, the UK, and elsewhere around the world. Each Womble Bond Dickinson entity is a separate legal entity and is not responsible for the acts or omissions of, nor can bind or obligate, another Womble Bond Dickinson entity. Womble Bond Dickinson (International) Limited does not practice law. Please see www.womblebonddickinson.com/us/legal-notice for further details.

April 2, 2024 Page 2

General
2. We note your response to prior comment 7 and reissue in part. Please disclose the potential profit any selling stockholders will earn based on the current trading price due to differences in the purchase prices and the current trading price.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover page and page 22 of Amendment No. 2 in response to the Staff’s comment.

3. Please update your financial statements and related information for the fiscal year ended December 31, 2023. Refer to Rule 8-08(b) of Regulation S-X.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has updated its financial statement and related information to reflect the fiscal year ended December 31, 2023 throughout Amendment No. 2 in response to the Staff’s comment.

* * *

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (202) 857-4425.

Very truly yours,

/s/ Reid Avett
Reid Avett

cc:	Mark Heinen
Matthew Liotta
Jennifer Liotta, Esq.